UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Maxwell Technologies, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

577767106

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,032,522
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,032,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,032,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.81%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		801,868
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

801,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

801,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,032,522
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,032,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,032,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.81%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		801,868
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

801,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

801,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,834,390
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,834,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,834,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IA

8

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,834,390
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,834,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,834,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 577767106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

The Shares purchased by each of Series One and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,032,522 Shares beneficially owned by Series One is approximately $5,051,744, including brokerage commissions.

The aggregate purchase price of the 801,868 Shares beneficially owned by VSO III is approximately $4,023,170, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.
Item	5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 36,697,756 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the Securities and Exchange Commission on May 10, 2017.

A.	Series One
(a)	As of the close of business on May 11, 2017, Series One may be deemed to beneficially own 1,032,522 Shares.

Percentage: Approximately 2.81%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,032,522

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,032,522

(c)	The transactions in the Shares by Series One since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on May 11, 2017, VSO II may be deemed to beneficially own 0 Shares.

Percentage: 0%

10

CUSIP NO. 577767106

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
C.	VSO III
(a)	As of the close of business on May 11, 2017, VSO III may be deemed to beneficially own 801,868 Shares.

Percentage: Approximately 2.19%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 801,868 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 801,868

(c)	The transactions in the Shares by VSO III since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,032,522 Shares that may be deemed to be beneficially owned by Series One.

Percentage: Approximately 2.81%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,032,522
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,032,522

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of Series One since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of 0 Shares.

Percentage: 0%

11

CUSIP NO. 577767106

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 801,868 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 2.19%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 801,868 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 801,868

(c)	VSO GP III has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of VSO III since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
G.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,032,522 Shares that may be deemed to be beneficially owned by Series One; (ii) 0 Shares that may be deemed to be beneficially owned by VSO II; and (iii) 801,868 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,834,390
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,834,390
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of Series One, VSO II and VSO III since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
H.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,032,522 Shares that may be deemed to be beneficially owned by Series One; (ii) 0 Shares that may be deemed to be beneficially owned by VSO II; and (iii) 801,868 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 4.99%

12

CUSIP NO. 577767106

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,834,390 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,834,390

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares on behalf of Series One, VSO II and VSO III since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        As of May 11, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Series One has sold short in the over the counter market American-style put options, referencing (i) 62,300 Shares, which have an exercise price of $5.00 per Share and expire on September 15, 2017; (ii) 50,000 Shares, which have an exercise price of $6.00 per Share and expire on September 15, 2017; and (iii) 163,300 Shares, which have an exercise price of $6.00 per Share and expire on December 15, 2017. VSO II has sold short in the over the counter market American-style put options, referencing (i) 1,021,400 Shares, which have an exercise price of $5.00 per Share and expire on September 15, 2017; and (ii) 50,000 Shares, which have an exercise price of $6.00 per Share and expire on September 15, 2017. VSO III has sold short in the over the counter market American-style put options, referencing (i) 32,500 Shares, which have an exercise price of $5.00 per Share and expire on June 16, 2017; (ii) 100,000 Shares, which have an exercise price of $5.00 per Share and expire on September 15, 2017; and (iii) 149,200 Shares, which have an exercise price of $6.00 per Share and expire on December 15, 2017. The Reporting Persons do not have any control over the exercise of the aggregate put options, and as such, are not deemed to beneficially own the aggregate 1,628,700 Shares underlying the put options.

13

CUSIP NO. 577767106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

14

CUSIP NO. 577767106

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer
15

CUSIP NO. 577767106

  SCHEDULE A

Transactions in the Securities Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – Series One

Short Sale of September 2017 Put Options ($6.00 Strike Price) [1]	(500)	0.7000	04/12/2017
Sale of Common Stock	(12,540)	5.9016	04/24/2017
Sale of Common Stock	(86,396)	6.0549	04/25/2017
Short Sale of December 2017 Put Options ($6.00 Strike Price)[1]	(1,000)	0.6500	04/25/2017
Sale of Common Stock	(60,934)	6.1797	04/26/2017
Short Sale of December 2017 Put Options ($6.00 Strike Price) [1]	(633)	0.7500	05/02/2017
Sale of Common Stock	(113)	6.1000	05/05/2017
Sale of Common Stock	(14,072)	6.0337	05/09/2017
Sale of Common Stock	(56)	6.3550	05/10/2017
Sale of Common Stock	(23,303)	6.1768	05/11/2017

VIEX SPECIAL OPPORTUNITIES FUND ii, LP

Sale of Common Stock	(20,825)	6.0345	04/11/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price) [1]	(700)	0.2070	04/11/2017
Short Sale of September 2017 Put Options ($6.00 Strike Price) [1]	(500)	0.7000	04/12/2017
Sale of Common Stock	(2,390)	5.8529	04/13/2017
Sale of Common Stock	(4,133)	5.8704	04/19/2017

VIEX SPECIAL OPPORTUNITIES FUND Iii, LP

Sale of Common Stock	(9,739)	5.9016	04/24/2017
Sale of Common Stock	(67,096)	6.0549	04/25/2017
Short Sale of December 2017 Put Options ($6.00 Strike Price) [1]	(1,000)	0.6500	04/25/2017
Sale of Common Stock	(47,322)	6.1797	04/26/2017
Short Sale of December 2017 Put Options ($6.00 Strike Price) [1]	(492)	0.7500	05/02/2017
Sale of Common Stock	(87)	6.1000	05/05/2017
Sale of Common Stock	(10,928)	6.0337	05/09/2017
Sale of Common Stock	(44)	6.3550	05/10/2017
Sale of Common Stock	(18,097)	6.1768	05/11/2017

1 Represents American-Style put option sold short in the over-the-counter market.